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                                                                      EXHIBIT 28





      Nancy Archer                                            Embargo until
      602/ 207-2821                                           8:00 a.m. (E.D.T.)
                                                              4/14/94



                           GFC FINANCIAL CORPORATION

                         REPORTS 33% INCREASE IN INCOME

                           FROM CONTINUING OPERATIONS

                             FOR THE FIRST QUARTER



PHOENIX, Arizona, April 14, 1994 -- GFC Financial Corporation (NYSE:GFC) today reported a 33% increase in income from continuing operations for the quarter ended March 31, 1994 compared to the first quarter of 1993.

         Income from continuing operations was $11.4 million ($0.56 per common share) compared to $8.6 million ($0.39 per common share) for the first quarter of 1993. Earnings per common share for the first quarter of 1993 is net of preferred dividends equivalent to $0.03 per common share. The 1994 results include income from Ambassador Factors, the factoring and asset based lending company acquired from Fleet Financial Group, Inc. on February 14, 1994.

         Net income for the first quarter of 1994 was $11.4 million ($0.56 per common share) compared with $9.9 million ($0.45 per common share) for the comparable period in 1993. The 1993 results included $1.3 million of income ($0.06 per common share) from Verex Assurance, Inc., the company's discontinued mortgage insurance subsidiary, which was sold in July 1993.

         Sam Eichenfield, Chairman and Chief Executive Officer of GFC, said, "The acquisition of the Asset Based Finance group in the first quarter of 1993 and the acquisition of Ambassador Factors in the first quarter of 1994 complement the company's core operations and have

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contributed to the growth in funds employed and the resulting improved performance. The pending acquisition of TriCon Capital Corporation ("TriCon"), which was announced on March 4, 1994, will further diversify GFC's asset base and expand our focus on value-added products and services." TriCon is a $1.8 billion niche-oriented provider of commercial and equipment financing products.

         Eichenfield added that portfolio quality remains consistent with nonearning assets at 3.8% of funds employed after adding Ambassador, which typically has a higher nonearning asset level (4.2% of its funds employed at March 31, 1994), up slightly from 3.6% reported at year end.

         Interest earned from financing transactions increased to $72.0 million for the first quarter of 1994 from $58.3 million in the first quarter of 1993, an increase of 24%. This rise in revenue was driven by a 29% increase in funds employed during the twelve months ended March 31, 1994 resulting from $1.1 billion of new business being added by the core finance operations during that period, and the acquisition of Ambassador Factors.

         The improvement in earnings for the 1994 quarter primarily was due to the increase in interest margins earned which advanced to $38.9 million for the first quarter of 1994 from $27.7 million in the first quarter of 1993, a 40% improvement. The higher interest margins, which equate to a 5.7% annualized return on average earning assets compared to 5.1% for the first quarter of 1993, were attributable to the growth of the portfolio, a lower effective cost of debt in 1994 and higher fee income principally generated by Ambassador Factors.

         The strong improvement in interest margins was more than enough to offset the $2 million reduction in gains on sale of assets, higher provisions for possible credit losses and the higher selling, administrative and other operating ("operating") expenses.

         The higher operating expenses primarily consisted of higher personnel costs attributable in part to the acquisitions of the Asset Based Finance group in February 1993 and Ambassador Factors in February 1994, and to expenses that are no longer allocated to discontinued operations.

         Income taxes were higher due to higher tax rates in effect during the first quarter of 1994 and to higher income before taxes.

         GFC Financial Corporation is a major domestic commercial finance company that extends secured financing in selected markets: corporate finance, transportation, communications, commercial real estate and resort finance. GFC Financial also provides asset based lending, consumer rediscounting and factoring.
                                      ####

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                           GFC FINANCIAL CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES
                         SUMMARY OF CONSOLIDATED INCOME
                                  (UNAUDITED)
                 (Dollars in Thousands, except per share data)


                                                                               Three Months Ended
                                                                                    March 31,
                                                                       --------------------------------
                                                                              1994             1993
                                                                       --------------------------------
              Interest earned from financing transactions               $       72,004   $       58,262

              Interest expense                                                  33,133           30,568
                                                                        --------------   --------------
              Interest margins earned                                           38,871           27,694
              Provision for possible credit losses                               3,250            2,701
              Gains on sale of assets                                                3            2,061
              Selling, administrative and other operating expenses              17,303           13,638
                                                                        --------------   --------------
              Income before income taxes                                        18,321           13,416

              Income taxes                                                       6,932            4,871
                                                                        --------------   --------------
              Income from continuing operations                                 11,389            8,545
              Income from discontinued operations                                                 1,338
                                                                        --------------   --------------
              Net Income                                                $       11,389   $        9,883
                                                                        ==============   ==============


              Earnings per common share:
               Income from continuing operations before preferred
                 dividends                                              $         0.56   $         0.42
               Preferred dividends                                                                 0.03
                                                                        --------------   --------------
               Earnings from continuing operations                                0.56             0.39
               Discontinued operations                                                             0.06
                                                                        --------------   --------------
               Earnings per common share                                $         0.56   $         0.45
                                                                        ==============   ==============


              Dividends declared per common share                       $         0.18   $         0.16
                                                                        ==============   ==============

              Average outstanding common and equivalent shares              20,362,000        20,498,00
                                                                        ==============     ============


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                           GFC FINANCIAL CORPORATION
          SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED)
                 (Dollars in Thousands, except per share data)


                                                   Three Months Ended         Year Ended
                                                          or at                  or at
                                                        March 31,             December 31,

                                                -----------------------       ------------
                                                   1994 (1)      1993             1993
                                                -----------------------       ------------
 FINANCIAL DATA:

  Average funds employed (AFE)                   $3,059,227   $2,483,672       $2,637,547
  Ending funds employed (EFE)                     3,271,882    2,538,820        2,846,571
  Average earning assets (2)                      2,723,183    2,176,475        2,321,359
  Nonaccruing assets                                122,707      100,568          102,607
  Reserve for possible credit losses                 73,057       70,272           64,280
  Total debt                                      2,513,631    2,016,846        2,082,350
  Stockholders' equity                              511,451      491,421          503,300
  New business                                      254,701      173,935        1,007,794
  Write-offs                                          5,106        2,937           12,575

 RATIOS:

  Write-offs (annualized) as a % of AFE                0.7%         0.5%             0.5%
  Nonaccruing assets as a % of EFE                     3.8%         4.0%             3.6%
  Reserve for possible credit losses
   as a % of:
    Ending funds employed                              2.2%         2.8%             2.3%
    Nonaccruing assets                                59.5%        69.9%            62.6%
  Interest margins earned (annualized) as a %
   of average earning assets (2)                       5.7%         5.1%             5.4%
  Selling, administrative and other operating
   expenses as a % of interest margins earned          44.5%        49.2%            46.6%
  Total debt to equity                                   4.9          4.1              4.1

____________

(1) Includes financial data from Ambassador for the first quarter ended and at March 31, 1994.
(2) Average earning assets are net of average deferred taxes on leveraged leases and average nonaccruing assets for the periods presented.


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